UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2025

Haicheng Xu
Chief Executive Officer
Decent Holding Inc.
4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue, Laishan District, Yantai
Shandong Province
People's Republic of China 264003

**Re: Decent Holding Inc.**
**Draft Registration Statement on Form F-1**
**Submitted July 1, 2025**
**CIK No. 0001958133**

Dear Haicheng Xu:

We have conducted a limited review of your draft registration statement and have the following comments.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 1, 2025

Description of Our Securities, page 66

1. Please expand the disclosure in this section to provide a complete description of the securities you are offering, including the warrants to purchase the Class A ordinary shares. Similarly, provide corresponding disclosure about risks related to the warrants in the Risk Factors section, and ensure that the Capitalization section adequately explains the impact of the warrants and how they are reflected in the accompanying tabular disclosure.

Incorporation of Certain Information by Reference, page 73

2. Please revise to provide accurate entries for the filings and items you incorporate by reference. For example, you indicate that the balance sheets and other items are as of December 31 in each year rather than the date on which your fiscal year ends in each case, and you should specify the precise date that is the end of the fiscal year for the Annual Report on Form 20-F filed on March 7, 2025.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Timothy S. Levenberg at 202-551-3707 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Yarona L. Yieh, Esq., of Ortoli Rosenstadt LLP